UNITED DEVELOPMENT FUNDING III, L.P.
SUPPLEMENT NO. 1 DATED JANUARY 5, 2007
TO THE PROSPECTUS DATED MAY 15, 2006

This document supplements, and should be read in conjunction with, the prospectus of United Development Funding III, L.P. dated May 15, 2006. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of units in United Development Funding III, L.P.;

(2)	revised suitability standards applicable to investors;

(3)	our general partner’s policy with respect to the total amount of mortgage loans outstanding on any one property;

(4)	the provision of a revolving credit facility from Premier Bank;

(5)
revisions to the prospectus to disclose that UMT Holdings, L.P., the parent company of our general partner, has replaced UMT Advisors, Inc., an affiliate of us and our general partner, as advisor to United Mortgage Trust, a publicly offered real estate investment trust affiliated with us and our general partner;

(6)	an updated and revised discussion of the background of the industry in which we operate;

(7)	the origination of a loan to United Development Funding, L.P.

(8)	our real property loans and investments;

(9)	an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus;

(10)	a revised subscription agreement; and

(11)	updated financial information.

Status of the Offering

We commenced the initial public offering of our units of limited partnership interest on May 15, 2006. Until subscriptions aggregating at least $1,000,000 were received and accepted by us, all subscription proceeds were placed in escrow pursuant to the terms of an escrow agreement with Coppermark Bank. The conditions of the escrow agreement were satisfied on July 3, 2006. As of December 28, 2006, we had accepted subscriptions and issued 659,189.15 units of limited partnership interest to limited partners, with gross proceeds of approximately $13,183,783.25.

Suitability Standards

The second paragraph of the “Suitability Standards - General” section beginning on page 1 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

In consideration of these factors, we have established suitability standards for initial limited partners and subsequent purchasers of units from our investors. These suitability standards require that an initial purchaser of units have, excluding the value of a purchaser’s home, furnishings and automobiles, (a) a gross annual income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000. These suitability standards also require that subsequent purchasers of units from our investors have, excluding the value of a purchaser’s home, furnishings and automobiles, a gross annual income of at least $60,000 and a net worth of at least $225,000.

The fifth paragraph of the “Suitability Standards - General” section beginning on page 1 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Several states have established suitability requirements that are more stringent than the standards that we have established and described above. Investors in New Jersey and Ohio must have, excluding the value of such investor’s home, furnishings and automobiles, a gross annual income of at least $85,000 and a net worth of at least $330,000. Furthermore, in addition to our standard suitability requirements, investors in California, Iowa, Missouri, Nebraska, New Jersey and Ohio must have a liquid net worth of at least ten times their investment in our units. Net worth is to be determined excluding the value of a purchaser’s home, furnishings and automobiles. It is also recommended by the Office of the Kansas Securities Commissioner that investors in Kansas not invest, in the aggregate, more than 10% of their liquid net worth in us and similar direct participation investments. For investors in Kansas, liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

The following information should be read in conjunction with the discussion contained in the “Suitability Standards - General” section beginning on page 1 of the prospectus:

Our general partner has adopted a policy which provides that we will not invest in any property in which the total amount of all mortgage loans outstanding on such property, including our loans with respect to the property, exceeds 80% of the value of the property, unless such loans are supported by the presence of other underwriting criteria.

Borrowing Policies

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary - Possible Leverage” section on page 7 of the prospectus, the “Investment Objectives and Criteria - Borrowing Policies” section on page 54 of the prospectus and all similar discussions appearing throughout the prospectus:

Premier Bank Revolving Credit Facility

On December 29, 2006, we entered into a Loan and Security Agreement with Premier Bank, a Missouri banking association d/b/a Premier Bank of Texas (“Premier Bank”), pursuant to which Premier Bank has provided us with a revolving credit facility permitting us to borrow up to an aggregate outstanding principal amount of $10 million (the “Premier Bank Revolving Credit Facility”). The Premier Bank Revolving Credit Facility is secured by a first priority lien upon all of our existing and future acquired assets. The Premier Bank Revolving Credit Facility maturity date is December 29, 2008. In consideration of Premier Bank originating the Premier Bank Revolving Credit Facility, we paid Premier Bank an origination fee in the amount of $100,000.

The annual interest rate on the Premier Bank Revolving Credit Facility is equal to the prime rate of interest as quoted in the Wall Street Journal. The Premier Bank Revolving Credit Facility requires us to comply with various covenants, including maintaining at least $5 million in eligible first lien promissory notes and maintaining, as of December 31, 2006, at least $7 million in aggregate partners’ equity and, as of January 31, 2007, at least $10 million in aggregate partners’ equity.

If a default occurs under the Premier Bank Revolving Credit Facility, Premier Bank may declare the Premier Bank Revolving Credit Facility to be due and payable immediately. In such event, Premier Bank may exercise any rights or remedies it may have, including foreclosure of our assets. Any such event may materially impair our ability to conduct our business.

We intend to utilize the Premier Bank Revolving Credit Facility as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the sale of our units.  Proceeds from the sale of our units will be used to repay the Premier Bank Revolving Credit Facility.  We intend to use the Premier Bank Revolving Credit Facility as a portfolio administration tool and not to provide long-term or permanent leverage on our investments.

Other United Development Funding Programs

The “Prospectus Summary - Other United Development Funding Programs” section on page 16 of the prospectus is superseded in its entirety as follows:

Six of the seven partners of UMT Holdings and all of the owners of UMT Services have served as sponsors, officers, directors and advisors to three prior real estate programs over the last ten years. The programs include United Mortgage Trust, a publicly offered real estate investment trust, and UDF I and UDF II, both private offerings of limited partnership interests. UMT Holdings currently serves as the advisor to United Mortgage Trust. The programs raised approximately $176.0 million in capital from approximately 3,500 investors.  As of December 31, 2005, based on an analysis of the operating results of the prior real estate programs, the sponsors believe that each of such programs has met or is meeting its principal investment objectives in a timely manner. The “Prior Performance Summary” section of this prospectus beginning on page 77 contains a discussion of the programs sponsored by affiliates of our general partner from March 1997 through the date of this prospectus. Certain statistical data relating to such programs with investment objectives similar to ours is also provided in the “Prior Performance Tables” included as Exhibit A to this prospectus. The prior performance of the programs previously sponsored by affiliates of our general partner is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

The biography of Theodore “Todd” F. Etter, Jr. on page 64 of the prospectus in the section captioned “Management - Key Personnel” is superseded in its entirety as follows:

Theodore “Todd” F. Etter, Jr. Mr. Etter serves as a director of our general partner. Mr. Etter has served as a partner and Chairman of UMT Holdings, the parent company of our general partner. Also since March 2003, Mr. Etter has served as Chairman and Vice President of UMT Services, the general partner of UMT Holdings and our general partner, and as Chairman of UMT Funding. UMT Holdings, through its subsidiaries, UMTH Lending, UMTHLD and UMTH Funding, originates, purchases, sells and services interim loans for the purchase and renovation of single-family homes, land development loans and real estate related corporate finance services. UMT Holdings has also served as the advisor to United Mortgage Trust since August 1, 2006. Mr. Etter serves as President of the general partner of UDF I and as Chairman of the general partner of UDF II, each of which are limited partnerships formed to originate, purchase, sell and service land development loans and equity participations. See “Prior Performance Summary.” Since 2000, Mr. Etter has been the Chairman of UMT Advisors, Inc., which served as the advisor to United Mortgage Trust from 2000 through July 31, 2006, and since 1996, he has been Chairman of Mortgage Trust Advisors, Inc., which served as the advisor to United Mortgage Trust from 1996 to 2000. Mr. Etter has overseen the growth of United Mortgage Trust from its inception in 1997 to over $150 million in capital. Since 1998, Mr. Etter has been a 50% owner of and has served as a director of Capital Reserve Corp. Since 2002, he has served as an owner and director of Ready America Funding Corp. Both Capital Reserve Corp. and Ready America Funding Corp. are Texas corporations that originate, sell and service mortgage loans for the purchase, renovation and construction of single-family homes. In 1992, Mr. Etter formed, and since that date has served as President of, South Central Mortgage, Inc. (SCMI), a Dallas, Texas-based mortgage banking firm. In July 2003, Mr. Etter consolidated his business interests in Capital Reserve Corp., Ready America Funding Corp. and SCMI into UMT Holdings. From 1980 through 1987, Mr. Etter served as a Principal of South Central Securities, an NASD member firm. In 1985, he formed South Central Financial Group, Inc., a Dallas, Texas-based investment banking firm, and he continues to serve as its President. From 1974 through 1981, he was Vice President of Crawford, Etter and Associates, a residential development, marketing, finance and construction company. Mr. Etter is a registered representative of IMS Securities, an NASD member and one of our selling group members. Mr. Etter received a Bachelor of Arts degree from Michigan State University in 1972.

The biography of Christine A. Griffin on page 66 of the prospectus in the section captioned “Management - Key Personnel” is superseded in its entirety as follows:

Christine A. Griffin. Ms. Griffin is a partner of UMT Holdings, which has served as the advisor to United Mortgage Trust since August 1, 2006. Ms. Griffin served as Secretary of our general partner and President of UMTH General Services, L.P. from July 2003 through July 2006. Ms. Griffin has served as the President, Chief Executive Officer and Chief Financial Officer of United Mortgage Trust since July 1996. Since January 2000, she has been the President of UMT Advisors, Inc., which served as the advisor to United Mortgage Trust from 2000 through July 31, 2006. In her capacity at United Mortgage Trust, Ms. Griffin directed all public reporting, shareholder relations, loan servicing and investment portfolio management. From June 1995 until July 1996, Ms. Griffin served as Chief Financial Officer of SCMI. Her responsibilities at SCMI included day-to-day bookkeeping through financial statement preparation, mortgage warehouse lines administration, and investor communications and reporting. Additionally, Ms. Griffin was responsible for researching and implementing a note servicing system for SCMI and its subservicer. Before joining SCMI, Ms. Griffin was Vice President of Woodbine Petroleum, Inc., a publicly traded oil and gas company, for ten years, during which time her responsibilities included regulatory reporting, shareholder relations, and audit supervision. Ms. Griffin graduated from George Mason University in Virginia in 1978 with a Bachelor of Arts degree, summa cum laude, in politics and government.

The first paragraph of the section of our prospectus captioned “Prior Performance Summary - Public Programs” on page 77 of the prospectus is superseded in its entirety as follows:

Currently, UMT Holdings, the parent company of our general partner, serves as the advisor to United Mortgage Trust, a Maryland real estate investment trust with investment objectives similar to ours. United Mortgage Trust invests in loans secured by residential real estate. The last public offering with respect to United Mortgage Trust terminated on October 15, 2003. See Tables I and II of the Prior Performance Tables for more detailed information about the experience of our affiliates in raising and investing funds for the public offerings initiated over the last ten years and compensation paid to the sponsors of these programs.

The first paragraph of the section of our prospectus captioned “Prior Performance Summary - Public Programs - United Mortgage Trust” beginning on page 77 of the prospectus is superseded in its entirety as follows:

United Mortgage Trust, a Maryland real estate investment trust, was formed in March 1997 to acquire residential real estate secured loans. UMT Holdings, the parent company of our general partner, has served as the advisor to United Mortgage Trust since August 1, 2006. UMT Advisors, Inc., an affiliate of our general partner, served as the advisor to United Mortgage Trust from 2000 through July 31, 2006. The first public offering of United Mortgage Trust’s shares of beneficial interest commenced in March 1997 and was succeeded by a secondary offering in June 2001. At the close of the secondary public offering on October 15, 2003, United Mortgage Trust had raised gross offering proceeds of approximately $148.9 million from the issuance of 7,501,037 shares of beneficial interest to 3,431 investors. Approximately 88% of the net offering proceeds from the sale of United Mortgage Trust’s shares of beneficial interest, or approximately $131.0 million, was available for the purchase of residential real estate secured loans. As of December 31, 2005, United Mortgage Trust had issued an aggregate of 7,852,701 shares, with 797,582 shares repurchased and retired to treasury, leaving 7,055,119 shares outstanding. Total capital raised from share issuances was approximately $156.8 million. Shares sold subsequent to October 2003 have been offered under United Mortgage Trust’s dividend reinvestment plan. No commissions are paid with respect to shares sold under this plan subsequent to October 2003.

Investment Objectives and Criteria

Industry Background

The “Investment Objectives and Criteria - Industry Background” section beginning on page 46 of the prospectus is superseded in its entirety as follows:

Sales of new single-family homes through December 2005 reached an annual rate of 1,280,000 and set a new record for housing sales for the sixth consecutive year, according to the U.S. Commerce Department and National Association of Home Builders. Total new single-family home sales for 2004 were 1,201,000.

New single-family home sales are projected to drop to 1,072,000 for 2006, representing a 14.2% decline on a year-to-date basis compared with the first seven months of 2005. The median length of time that completed new homes for sale were on the market was 3.8 months in July 2006, compared with 3.7 months a year earlier.

To place the cooling of the housing market in perspective, projected 2006 and 2007 new single-family home sales remain significantly above or on par with each of the years 2000, 2001, 2002 and 2003 - each a successive new historical housing sales record of 877,000, 909,000, 972,000 and 1,088,000, respectively.

Even with the slowing in housing activity, the United States is on pace to have the fourth best year on record for the housing industry, surpassed only by 2003, 2004 and 2005, and comparing the present state of the housing market with the home sales during the period from 2000 to 2004 confirms the recent observation of Richard Fisher, Federal Reserve Bank of Dallas President. Mr. Fisher recently observed that “the declines [in new single-family home sales] are moving housing markets from very high and unsustainable levels toward more normal levels, unwinding some speculative activity.”

The median sales price for a new single-family home increased 9.0% to $240,900 in 2005, up from $221,000 in 2004. The 2004 median price represented a 13.3% increase over the 2003 median housing price. As of July 2006, the median sales price for a new single-family home increased only 0.3% to $241,600 in 2006. We believe that the fastest appreciation rates since 1978 have fueled investor/speculator buying in markets primarily located along the west and east coasts of the United States, which in turn contributed to the frothy spike in new single-family home sales.1

The slow down in housing demand and the increase of new home supply - which we believe has been brought about in large part by the unwinding of speculator activity in markets that have experienced rapid price appreciation - has resulted in a drop in new single-family housing starts. Where new single-family housing starts for 2005 had reached a record high of 1,719,000, new single-family housing starts are projected to drop nearly 11% to 1,533,000 for 2006. This is the first time since 2000 that year-over-year housing starts have dropped, and the first time since 1995 that new single-family housing starts will drop by as much as 10%.

According to the U.S. Census Bureau, new single-family homes sales have dropped nationally nearly 22% between July 2005 and July 2006, with a 43% drop in the Northeast, a 35% drop in the Mid-West, a 23% drop in the West and a 12% drop in the South.2  In stark contrast to the national averages and declining activity in other states and regions, according to the Dallas Federal Reserves Beige Book, an anecdotal report on Texas economic conditions, home builders in Texas reported that new single-family home sales and traffic continued rising in the first quarter of 2006. Metrostudy, a housing market research firm that provides new single-family home sales data for large urban areas, shows first quarter 2006 closings surging from last year’s first quarter levels, rising 20.3% in Austin, 14.7% percent in Dallas-Fort Worth, 13.8% in Houston and 10.4% in San Antonio.3

The slowdown in the housing demand has been on the radar screens of home builders since the middle of last year and we believe that these events represent an inevitable mid-cycle correction of the housing market activity from the record levels posted in 2005. David Seiders, Chief Economist for the National Association of Homebuilders, sees the new single-family home market reaching its bottom in the first half of 2007 and then moving to a solid, sustainable trend.

We believe that the longer-term outlook for housing remains excellent. A combination of strong household formation, large replacement needs and a vital second home market is expected to generate demand for 2,100,000 new housing units per year from 2005 through 2014, the highest 10 year period on record.

We lend primarily in Texas and we intend to invest in Arizona, Colorado and Florida. Our projects are generally located in markets with strong demographics, economies and housing affordability ratios and generally have an exit strategy of a sale of finished home lots between $20,000 and $60,000 for the construction of an entry-level home, move-up buyer home or active adult community home.

We lend a significant amount to Texas projects, as the Texas housing market has been and continues to be driven by strong economic fundamentals - affordability, new residents and economic growth. While the median home price nationally is $228,000, the median home price in Texas is $139,300. Our current Texas markets include Houston and Dallas-Fort Worth, and we intend to invest in San Antonio and Austin.

According to the Real Estate Center at Texas A&M University, the national ratio of median family income required to qualify for an 80%, fixed-rate mortgage to purchase the median-priced home is 1.13. The Texas ratio is 1.63, some 44% higher, and the San Antonio ratio is 1.64, the Houston ratio is 1.80, the Austin ratio is 1.73, the Dallas ratio is 1.74 and the Fort Worth ratio is 2.30. This means that in the state of Texas and in each of the four major metropolitan markets in Texas where we have invested in or intend to invest, the median family income is at least 1.63 times (or 63% more than) the amount that is necessary to qualify for a conventional mortgage to purchase the median priced home. For first-time home purchasers, the national ratio of median family income required to qualify for a conventional mortgage is 0.63, compared with Texas which is 1.11, some 76% higher, and the San Antonio ratio is 1.15, the Houston ratio is 1.12, the Austin ratio is 1.13, the Dallas ratio is 1.17 and the Fort Worth ratio is 1.63.

We intend to lend primarily in projects where the completed subdivision will consist of entry-level homes and move-up buyer homes. The homes built on lots financed by us generally will be sold at or below the median price of the U.S. housing market. We expect these homes to be priced generally between $90,000 and $190,000. According to U.S. Commerce Department figures, the median sales price of new single-family homes was $228,000 in 2005. Median-priced housing represents approximately 50% of new home production. These projects may also include large-scale planned communities, commonly referred to as “master planned communities,” that provide a variety of housing choices, including choices suitable for first time home buyers and move-up home buyers, as well as homes with purchase prices exceeding $200,000.

The active adult community home, a growing segment of the new home market, is generally sold at prices at or above the median sales price of new single-family homes. These homes are part of communities targeted to the age-qualified adult and feature a mix of social, leisure and recreational opportunities, usually in a gated and private community. These communities also generally include a combination of golf courses, swimming pools, tennis courts, fitness centers, community centers, libraries, and dining facilities.

The ability to efficiently locate and develop property is crucial to the home building industry. The single-family residential lot development business is a fragmented industry comprised of many individuals and companies. Lot developers include builders, contractors, brokers and other entities that are engaged in real estate development activities. Housing and real estate development trends, specific knowledge of a market, economic development and numerous other factors contribute to lot developer’s planning process. The availability of adequate unimproved acreage, access to jobs, housing costs and other general economic factors all impact the demand for single-family lots and the locations suitable for housing expansion in a particular area.

 Subject to their individual or company financial condition, lot developers finance their development projects through a combination of personal equity, loans and third-party investments from banks, thrifts, institutional and private lenders and investors. Factors for determining the mix of financing include the amount, availability and cost of funds. Lot developers are able to choose from a variety of financing instruments. Financing instruments include seller financing, such as purchase money mortgages; institutional land acquisition and development loans provided by institutions such as banks and insurance companies; and equity or debt financing from private investors, real estate investment trusts and pension funds.

National home builders generally are affiliated with a land development company. Typically, the captive land development affiliate will supply one-half to two-thirds of the builder’s lot inventory requirement. National home builders are thus dependent on unrelated third-party developers to meet their remaining lot inventory requirement. In addition, national home builders, while well-capitalized, are sensitive to carrying land and lot inventories and the associated debt on the parent company balance sheet. Prior to the enactment of the Financial Accounting Standards Board financial regulation 46 (“FIN 46”), land development activities were housed in special purpose entities that were not reported on the parent company’s balance sheet. Subsequent to the enactment of FIN 46, ownership of a controlling interest in a special purpose entity requires consolidation of the entity with the parent company. Consequently, most national home builders are receptive to equity participation by unaffiliated third parties in their development projects. Our general partner and its affiliates currently participate in, and intend to continue participating in, FIN 46 compliant structures.

 In a typical development transaction, a developer purchases or obtains an option to purchase a specific parcel of land. Developers must secure financing in order to pay the purchase price for the land as well as to pay expenses incurred while developing the lots. Typically, lenders limit their liability when lending to development projects by refusing to lend in excess of a particular percentage of the value of the property. Developers may obtain additional financing by entering into participation agreements with investors, and national home builders will enter into joint venture agreements to limit their ownership percentage in a development. Participation agreements structured as joint ventures typically establish a joint venture organized as a limited liability company or partnership that will own the parcel of land. In return for cash or a loan to the developer, the investor receives equity in the joint venture entitling the investor to a percentage of the profits upon the sale of developed lots. Participation agreements may also be structured as a contractual right to receive a percentage of the developer’s profits on the sale of the developed lots. By combining bank loans and participation agreements, developers are able to meet lenders’ requirements that the developers retain a specific amount of equity in the project, as well as earn significantly higher returns in part due to lower loan principal amounts and, therefore, lower interest payments.

 Once financing has been secured, the lot developers create individual lots. Developers secure permits allowing the property to be developed and then design and build roads and utility systems for water, sewer, gas and electricity to service the property. Finally, lot developers market and sell the individual lots directly or through real estate professionals to home builders.

A typical development timeline includes three to six months for the design and approval process, six to nine months for installation of all site improvements, and 24 to 36 months for the sales process. Larger developments (over 100 lots) are usually developed in phases.

We provide land acquisition, land development and finished lot inventory loans. Our clients are national and regional home builders and regional land developers with relationships with national and regional home builders. We believe that finished lot production fuels the production of new homes. National and regional home builders secure their finished lots necessary for the production of new homes either by: (1) affiliating with a land development company in the market for the production of finished home lots; (2) internally developing land in the market for the production of finished home lots; or (3) purchasing finished home lots in the market. Our projects are brought to us by our clients for us to provide financing. We finance projects which provide the finished lots which are part of the business plan for the production of finished homes of the national and regional home builders. Our projects do not represent speculative projects.

Loans to Our General Partner and Its Affiliates

The following information should be read in conjunction with the discussion contained in the “Investment Objectives and Criteria - Loans to Our General Partner and Its Affiliates” section beginning on page 52 of the prospectus, the “Conflicts of Interest - Loans to Affiliates of Our General Partner” section beginning on page 70 of the prospectus and all similar discussions appearing throughout the prospectus:

On December 29, 2006, we originated and fully funded a loan to UDF I, in the principal amount of $6,328,010, pursuant to a Secured Promissory Note (the “UDF I Note”) and related loan documents executed between us and UDF I. The outstanding principal amount of the UDF I Note bears interest at a base rate equal to 12.0% per annum to be paid monthly. The outstanding principal balance of the UDF I Note, together with all accrued, unpaid interest thereon and other unpaid amounts due under the UDF I Note, are due and payable on the maturity date, June 21, 2007.

UDF I’s obligations under the UDF I Note are secured by a first lien deed of trust filed on 190 developed single family home lots located in Thornton, Colorado, which was assigned from UDF I to us upon the funding of the UDF I Note.

UMTHLD, our general partner, is the asset manager for, and an affiliate of, UDF I.

We received a fairness opinion dated December 18, 2006 from Jackson, Claborn, Inc., an independent advisor, which states that the terms of the UDF I Note are fair and at least as favorable to us as such a transaction with an unaffiliated party in similar circumstances. UMTHLD paid the independent advisor’s fees for services rendered in connection with preparation of the fairness opinion. Such fee is not reimbursable from us.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Real Property Loans and Investments” section on page 91 of the prospectus and contains information regarding the material investments we have made as of the date of this supplement:

First Loan to Centurion Acquisitions, L.P.

On July 28, 2006, we originated a loan to Centurion Acquisitions, L.P., an unaffiliated Texas limited partnership (“Centurion”), in the principal amount of $2,454,625. We have funded $2,084,663, including funding commitment, closing costs and interest reserve, through September 30, 2006 and will advance additional amounts up to our commitment over the remaining term of the loan. In addition to this total funding commitment of $1,950,000, the loan provides for a $425,000 interest reserve and the payment of fees and closing costs by Centurion. The outstanding principal amount bears interest at a rate equal to 15% per annum accrued and compounded monthly. Payments equal to the amount of the accrued interest on the outstanding principal balance of the loan shall be due and payable on the first day of each month and shall be funded through the interest reserve, and the outstanding principal balance of the loan, together with all accrued, unpaid interest thereon and other unpaid amounts due under the loan, shall be due and payable on the maturity date, January 31, 2008.

The loan is secured by an assignment of the general and limited partnership interests in a partnership that develops single family residential lots located in Denton and Wise Counties, Texas, part of the northern Fort Worth market area.

In consideration for the $1,950,000 funding commitment, Centurion paid us a commitment fee in the amount of $71,250, which will be amortized into income over the life of the loan.

Loan to Midlothian Longbranch, L.P.

On August 18, 2006, we originated a loan to Midlothian Longbranch, L.P., an unaffiliated Texas limited partnership (“Midlothian”), in the principal amount of $962,563. We have funded $770,059, including funding commitment, closing costs and interest reserve, through September 30, 2006 and will advance additional amounts up to our commitment over the remaining term of the loan. In addition to this total funding commitment of $725,000, the loan provides for a $200,000 interest reserve and the payment of fees and closing costs by Midlothian. The outstanding principal amount bears interest at a rate equal to 15% per annum accrued and compounded monthly. Payments equal to the amount of the accrued interest on the outstanding principal balance of the loan shall be due and payable on the last day of each month and shall be funded through the interest reserve, and the outstanding principal balance of the loan, together with all accrued, unpaid interest thereon and other unpaid amounts due under the loan, shall be due and payable on the maturity date, February 14, 2008.

With the initial $425,000 funding, the loan is secured by an assignment of all of the general partnership interests of Midlothian and 99.9% of the limited partnership interests of Midlothian, which develops single family residential lots located in Ellis County, Texas, part of the southern Dallas/Fort Worth market area. As additional collateral, we received a pledge of the stock of the general partner of Midlothian. Upon the date we fund the full $725,000 commitment, a lien will be filed on the property that will be subordinate to the lien held by the primary development lender, and we will retain the pledge of the general and limited partnership interests, which will then represent 100% of the general and limited partnership interests of Midlothian.

In consideration for the $725,000 funding commitment, Midlothian paid us a commitment fee in the amount of $27,750, which will be amortized into income over the life of the loan.

Loan to Arete Real Estate and Development Company, Modern Modular Home Rental Corp. and Creative Modular Housing, Inc.

On September 27, 2006, we originated a loan to Arete Real Estate and Development Company (“Arete”), Modern Modular Home Rental Corp. (“Modern Modular Home Rental”) and Creative Modular Housing, Inc. (“Creative Modular Housing”), all Texas corporations that are unaffiliated with us, in the principal amount of $3,617,500, pursuant to a Secured Promissory Note (the “Note”) and related loan documents executed among us, Arete, Modern Modular Home Rental, Creative Modular Housing, and certain affiliates of such borrowers. We funded $350,000 on September 27, 2006 towards our total funding commitment of $3,000,000 under the Note. The Note provides for a $400,000 interest reserve and the payment of fees and closing costs by Arete, Modern Modular Home Rental and Creative Modular Housing, which amounts are funded under the Note. The outstanding principal amount of the Note bears interest at a base rate equal to 16.5% per annum, accrued and compounded monthly. Payments equal to the amount of the accrued interest on the outstanding principal balance of the Note are funded by us through monthly interest reserve advances, until the $400,000 interest reserve is exhausted. Thereafter, payments equal to the amount of accrued interest on the outstanding principal balance of the Note are due monthly. The outstanding principal balance of the Note, together with all accrued, unpaid interest thereon and other unpaid amounts due under the Note, are due and payable on the maturity date, October 31, 2009. If Arete, Modern Modular Home Rental and Creative Modular Housing prepay the Note and such prepayments are applied to accrued interest, the interest reserve is replenished in the amount of the prepayment, provided that the interest reserve does not exceed $400,000.

The obligations of Arete, Modern Modular Home Rental and Creative Modular Housing under the Note are secured by a pledge of equity interests in various partnerships and corporations owned by such borrowers and certain affiliates of such borrowers, and by a security interest against all of such borrowers’ assets. The Note is guaranteed by the principals of Arete, Modern Modular Home Rental and Creative Modular Housing.

In consideration for our commitment to provide the loan to Arete, Modern Modular Home Rental and Creative Modular Housing and to fund $3,000,000 under the Note, subject to its terms and conditions, Arete, Modern Modular Home Rental and Creative Modular Housing collectively paid us a commitment fee in the amount of $204,000, which will be amortized into our income over the life of the loan.

United Mortgage Trust Guaranty

On October 20, 2006, we entered into a limited guaranty effective as of September 1, 2006, for the benefit of United Mortgage Trust, a real estate investment trust organized under the laws of the state of Maryland, or its permitted successors and assigns (the “UDF III Guarantee”), and entered into a letter agreement with respect to a credit enhancement fee related to the UDF III Guarantee by and between United Development Funding, L.P., a Nevada limited partnership (“UDF”), and us (the “UDF III Credit Enhancement Fee Agreement”).

Pursuant to the UDF III Guarantee, we have guaranteed the repayment of an amount up to $30 million with respect to that certain Second Amended and Restated Secured Line of Credit Promissory Note between United Mortgage Trust and UDF. In exchange for that guarantee, and pursuant to the UDF III Credit Enhancement Fee Agreement, UDF will pay us each month in arrears an amount equal to one-quarter of one percent (0.0025%) of the maximum liability amount. The maximum liability amount is an amount equal to the maximum amount of our exposure pursuant to the UDF III Guarantee; provided, that (i) on or before December 31, 2006, in no event shall the maximum liability amount for the purposes of the payment of the credit enhancement fee be less than $5 million, and (ii) if the amount of net proceeds raised by us in connection with our public offering of limited partnership interests exceeds $5 million on the date of calculation, then the maximum liability amount for the purposes of the payment of the credit enhancement fee shall not exceed the amount of net proceeds so raised by us through such date. In addition, our guarantee is reduced $1.00 for every $1.00 by which the total partners’ equity of UDF exceeds $30 million. As of September 30, 2006, UDF total partners’ equity was $32,491,568.

An affiliate of UMTHLD serves as the advisor to United Mortgage Trust. UMTHLD is the asset manager for, and an affiliate of, UDF.

We received a fairness opinion dated September 1, 2006 from Jackson, Claborn, Inc., an independent advisor, which states that the terms of the UDF III Guarantee and the UDF III Credit Enhancement Fee Agreement are fair and at least as favorable to us as such a transaction with an unaffiliated party in similar circumstances. UMTHLD paid the independent advisor’s fees for services rendered in connection with preparation of the fairness opinion. Such fee is not reimbursable from us.

Second Loan to Centurion Acquisitions, L.P.

On November 16, 2006, we originated a loan to Centurion in the principal amount of $5,272,250, pursuant to a Secured Promissory Note (the “Centurion Note”) and related loan documents executed among us, Centurion and certain affiliates of Centurion. We funded $900,000 towards our total funding commitment of $4,500,000 under the Centurion Note. The Centurion Note provides for a $600,000 interest reserve and the payment of fees and closing costs by Centurion, which amounts are funded under the Centurion Note. The outstanding principal amount of the Centurion Note bears interest at a base rate equal to 16.5% per annum, accrued and compounded monthly. Payments equal to the amount of the accrued interest on the outstanding principal balance of the Centurion Note are funded by us through monthly interest reserve advances, until the $600,000 interest reserve is exhausted. However, if Centurion prepays the Centurion Note, the interest reserve is replenished in the amount of the prepayment, provided that the interest reserve shall not exceed $600,000. If the interest reserve is exhausted, payments equal to the amount of accrued interest on the outstanding principal balance of the Centurion Note are due monthly. The outstanding principal balance of the Centurion Note, together with all accrued, unpaid interest thereon and other unpaid amounts due under the Centurion Note, are due and payable on the maturity date, December 31, 2010.

Centurion’s obligations under the Centurion Note are secured by a pledge of partnership interests in various partnerships owned by Centurion and an affiliate of Centurion and by a security interest against all of the assets of Centurion and its general partner. The Centurion Note is guaranteed by the general partner of Centurion.

In consideration for our commitment to provide the loan to Centurion and to fund the $4,500,000 commitment under the Centurion Note, subject to its terms and conditions, Centurion paid us a commitment fee in the amount of $153,000, which will be amortized into our income over the life of the loan.

Loan to Buffington Hidden Lakes, Ltd.

On December 19, 2006, we originated a loan to Buffington Hidden Lakes, Ltd., a Texas limited partnership unaffiliated with us (“Buffington Hidden Lakes”), in the principal amount of $4,484,077, pursuant to a Secured Promissory Note (the “Buffington Note”) and related loan documents executed among us, Buffington Hidden Lakes and certain affiliates of Buffington Hidden Lakes. We funded $950,000 towards our total funding commitment of $4,484,077 under the Buffington Note. The Buffington Note provides for a $400,000 interest reserve, which amount is funded under the Buffington Note. The outstanding principal amount of the Buffington Note bears interest at a base rate equal to 15.0% per annum, accrued and compounded monthly. Payments equal to the amount of the accrued interest on the outstanding principal balance of the Buffington Note are funded by us through monthly interest reserve advances, until the $400,000 interest reserve is exhausted. If the interest reserve is exhausted, payments equal to the amount of accrued interest on the outstanding principal balance of the Buffington Note are due monthly. The outstanding principal balance of the Buffington Note, together with all accrued, unpaid interest thereon and other unpaid amounts due under the Buffington Note, are due and payable on the maturity date, June 30, 2010.

Buffington Hidden Lakes’ obligations under the Buffington Note are secured by a pledge of the 49.50% limited partnership interest of LEN-BUF / HiddenLake 2 - JV, Ltd., a Texas limited partnership (“Hidden Lake 2”), owned by Buffington Hidden Lakes. Buffington Hidden Lakes is required to apply any partnership distributions made by Hidden Lake 2 to Buffington Hidden Lakes to pay down the outstanding balance of the Buffington Note. The Buffington Note is guaranteed by the general partner of Buffington Hidden Lakes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the discussion contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section which begins on page 92 of the prospectus:

Overview

On May 15, 2006, our Registration Statement on Form S-11, covering an initial public offering of up to 12,500,000 units of limited partnership interest at a price of $20 per unit, was declared effective under the Securities Act of 1933, as amended. The Registration Statement also covers up to 5,000,000 units of limited partnership interest to be issued pursuant to our distribution reinvestment plan for $20 per unit. Initial subscription payments were placed in an account held by the escrow agent and held in trust, pending release to us after we had received and accepted subscriptions for a minimum of $1.0 million. As of July 3, 2006, we had received subscriptions in excess of our minimum offering amount, and, thus, we accepted such subscriptions, released the funds from escrow and issued units of limited partnership interest to the initial subscribers.

We will experience a relative increase in liquidity as subscriptions for units are received and accepted and a relative decrease in liquidity as offering proceeds are expended in connection with the funding and acquisition of mortgage loans, as well as the payment or reimbursement of selling commissions and other organization and offering expenses.

The net proceeds of our offering will provide funds to enable us to fund or acquire loans. Although we do not intend to borrow money to fund our investment in loans, if deemed appropriate, we may fund the loans in cash or a combination of cash and senior debt, if favorable borrowing terms are available. The proceeds from such senior debt borrowings will be used to fund and acquire loans. The number of loans we fund or acquire will depend upon the number of units sold and the resulting amount of the net proceeds available for investment in loans. In the event that our offering is not fully sold, our ability to diversify our investments may be diminished.

Until required for the funding or acquisition of loans, net offering proceeds will be kept in short-term, liquid investments. Our general partner, although not required to, has established retained earnings reserves from gross offering proceeds out of cash flow generated by loans. Further, our general partner may establish reserves from gross offering proceeds, cash flow generated by loans or out of net proceeds from loan repayments.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates, including investment impairment. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. We have identified our most critical accounting policies to be the following:

Revenue Recognition

Interest income on mortgage investments is recognized over the life of the loan and recorded on the accrual basis. Income recognition is suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. As of September 30, 2006, we were accruing interest on all mortgage notes receivables.

The Partnership generates mortgage and transaction service revenues by originating mortgage notes receivables. In accordance with Statement of Financial Accounting Standards (“SFAS”) 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, we defer recognition of income from nonrefundable commitment fees less direct processing and origination costs associated with mortgage notes receivables held by us and recognize into income on a straight-line basis over the expected life of such notes. As of September 30, 2006, approximately $320,000 of net deferred fees have been offset against mortgage notes receivables.

Mortgage Notes Receivables

Mortgage notes receivables are recorded at the lower of cost or estimated net realizable value. The mortgage investments are collateralized by land and related improvements to residential property owned by the borrowers and/or the ownership interests of the borrower. Currently, the mortgage notes receivables have a term ranging from 11 to 37 months. None of such mortgages are insured or guaranteed by a federally owned or guaranteed mortgage agency. We originate all mortgage notes receivables and intend to hold the mortgage notes receivables for the life of the notes.

Cash Flow Distributions

Cash available for distributions are the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses, debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with our offering). Our general partner receives a monthly distribution for promotional and carried interest from the cash available for distributions. Monthly distributions are currently paid to the limited partners as a 9.75% annualized return on a pro rata basis based on the number of days they are a limited partner. Retained earnings would contain a surplus if the cash available for distributions less the 9.5% reserve exceeded the monthly distribution to the general and limited partners. Retained earnings would contain a deficit if cash available for distributions less the 9.5% reserve is less than the monthly distribution to general and limited partners. It is the intent of management to monitor and distribute such surplus, if any, on an annual basis. As of September 30, 2006, we had a $5,400 deficit in retained earnings, which is included in our limited partners’ capital account. The deficit at September 30, 2006 is attributable to start up expenses as we continue to grow our asset base and to the deferral of the recognition of income related to the credit enhancement fee (more fully discussed in Subsequent Events, below) to October 1, 2006. In management’s opinion, this deficit will be reversed beginning in October 2006 as the growth in income-generating assets will exceed the offset of the start up expenses and income related to the credit enhancement fee is recognized.

Results of Operations

 We commenced active operations on July 3, 2006, after we satisfied the escrow condition in connection with our offering. As a result, our results of operations for the nine months ended September 30, 2006 are not comparable to the results of operations for the nine months ended September 30, 2005. As there was no operational activity from the period of June 13, 2005 (Inception) through September 30, 2005, the only results presented are for the nine months ended September 30, 2006.

Revenues

Interest income and mortgage transaction service revenues for the nine months ended September 30, 2006 were approximately $79,900 and $19,500, respectively. On July 3, 2006, we satisfied the escrow conditions in connection with our offering. Satisfying these escrow conditions resulted in us having funds available to originate mortgage notes receivables in the third quarter of 2006.

Expenses

Placement fees to related parties and general and administrative expenses for the nine months ended September 30, 2006 were approximately $16,300 and $16,100, respectively. Placement fees represent acquisition and organizational fees that are paid to our general partner at 3% of the net proceeds available for investment in mortgage notes receivables. The placement fees are amortized as expenses over the life of the mortgage note receivable. The increase in the general and administrative expense primarily relates to the costs associated with our directors’ and officers’ insurance premiums.

We intend to grow our portfolio in conjunction with the increase in proceeds from our offering. Such proceeds will be deployed in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with the economic factors conducive for a stable residential market.

Cash Flow Analysis

We commenced active operations on July 3, 2006, after we satisfied the escrow condition in connection with our offering. As a result, our cash flows for the nine months ended September 30, 2006 are not comparable to the cash flows for the nine months ended September 30, 2005. As there was no active operations from the period of June 13, 2005 (Inception) through September 30, 2005, the only cash flows presented are for the nine months ended September 30, 2006.

Cash flows used by operating activities for the nine months ended September 30, 2006 were approximately $125,000, and were primarily caused by the increase in the placement fees associated with originating the mortgage notes receivables.

Cash flows used by investing activities for the nine months ended September 30, 2006 were approximately $3,500,000, resulting from the origination of mortgage notes receivables.

Cash flows provided by financing activities for the nine months ended September 30, 2006 were approximately $3,600,000, and were primarily caused by funds received from the issuance of limited partnership units.

Liquidity and Capital Resources

Our liquidity requirements will be affected by (1) outstanding loan funding obligations, (2) our administrative expenses, and (3) debt service on senior indebtedness required to preserve our collateral position. We expect that our liquidity will be provided by (1) loan interest, transaction fees and credit enhancement fee payments, (2) loan principal payments, (3) proceeds from the sale of units of our limited partnership interest, (4) sale of loan pools through securitization and direct sale of loans, (5) proceeds from our distribution reinvestment plan, and (6) credit lines available to us.

In most cases, loan interest payments will be funded by an interest reserve. Interest reserve accounts are funded as loan proceeds and are intended to provide cash for monthly interest payments until such time that revenue from the sale of land or developed lots is sufficient to meet the debt service obligations. In the event that interest reserves are exhausted prior to realization of sufficient cash from land or lot sales, a loan default may occur. Payment defaults and decreasing land and lot sales may result in less liquidity and affect our ability to meet our obligations and make distributions. The inability to sell additional partnership interests may result in our inability to fund loans, and the inability to sell loan pools may result in longer periods to return principal to our investors. Limited credit facilities may impact our ability to meet our obligations or expand our loan portfolio when other sources of cash are not sufficient.

Increased liquidity needs could result in the liquidation of loans to raise cash, thereby reducing the number and amount of loans outstanding and the resultant earnings realized. We do not intend to incur indebtedness; however, we may secure lines of credit to bridge any cash needs when other sources of cash are insufficient to meet our obligations.

Material Trends Affecting Our Business

We are a real estate finance limited partnership and derive a substantial portion of our income by originating, purchasing, participating in and holding for investment mortgage loans made directly by us to persons and entities for the acquisition and development of real property as single-family residential lots that will be marketed and sold to home builders. We intend to concentrate our lending activities in the southeast and southwest sections of the United States, particularly in Texas, Florida and Arizona. We believe these areas continue to experience a strong demand for new construction of single-family homes. Additionally, we intend to concentrate our lending activities with national homebuilders and large regional homebuilders and developers who sell single-family residential home lots to such national and regional homebuilders.

The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions, such as levels of employment, consumer confidence and income, availability of financing for acquisition, construction and permanent mortgages, interest rate levels and demand for housing. Sales of new homes are also affected by the condition of the resale market for used homes, including foreclosed homes. Housing demand is, in general, adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing.

Our primary market risk exposure is the risk of loss resulting from adverse changes in interest rates. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make. In most instances, the loans we will make will be junior in the right of repayment to senior lenders who will provide loans representing 70% to 80% of total project costs. As senior lender interest rates available to our borrowers increase, demand for our mortgage loans may decrease, and vice versa.

Developers to whom we make mortgage loans use the proceeds of such loans to develop raw real estate into residential home lots. The developers obtain the money to repay these development loans by selling the residential home lots to home builders or individuals who will build single-family residences on the lots, and by obtaining replacement financing from other lenders. If interest rates increase, the demand for single-family residences may decrease. In such an interest rate climate, developers may be unable to generate sufficient income from the resale of single-family residential lots to repay loans from us, and developers’ costs of funds obtained from lenders in addition to us may increase, as well. Accordingly, increases in single-family mortgage interest rates could increase the number of defaults on development loans made by us.

Our general partner is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate and interest rates generally, that it reasonably anticipates to have a material impact on either the income to be derived from our investments in mortgage loans and entities that make mortgage loans, other than those referred to in our quarterly and annual reports, our prospectus, as supplemented, and in our Registration Statement on Form S-11, as amended.

Subsequent Events

On October 3, 2006, we paid a distribution totaling approximately $19,700 to our limited partners consisting of $11,900 paid in cash and $7,800 paid in limited partnership units to our unit holders as of August 31, 2006. On November 1, 2006, approximately $1,900 was paid to our general partner for its promotional and carried interest. On November 6, 2006, we paid a distribution totaling approximately $27,900 to our limited partners, consisting of $19,000 paid in cash and $8,900 paid in limited partnership units to our unit holders as of September 30, 2006. No accrual was made as of September 30, 2006 as the distributions had not been declared.

On October 20, 2006, we entered into the UDF III Guarantee, effective as of September 1, 2006, for the benefit of United Mortgage Trust or its permitted successors and assigns, and entered into the UDF III Credit Enhancement Fee Agreement related to the UDF III Guarantee.

Pursuant to the UDF III Guarantee, we have guaranteed the repayment of an amount up to $30 million with respect to that certain Second Amended and Restated Secured Line of Credit Promissory Note between United Mortgage Trust and UDF. In exchange for that guarantee, and pursuant to the UDF III Credit Enhancement Fee Agreement, UDF will pay us each month in arrears an amount equal to one-quarter of one percent (0.0025%) of the maximum liability amount. The maximum liability amount is equal to the maximum amount of our exposure pursuant to the UDF III Guarantee; provided, that (i) on or before December 31, 2006, in no event shall the maximum liability amount for the purposes of the payment of the credit enhancement fee be less than $5 million, and (ii) if the amount of net proceeds raised by us in connection with our public offering of limited partnership interests exceeds $5 million on the date of calculation, then the maximum liability amount for the purposes of the payment of the credit enhancement fee shall not exceed the amount of net proceeds so raised by us through such date. In addition, our guarantee is reduced $1.00 for every $1.00 by which the total partners’ equity in UDF exceeds $30 million. As of September 30, 2006, UDF total partners’ equity was $32,491,568; thus the exposure under the UDF III Guarantee as of September 30, 2006 was $27,508,432.

An affiliate of UMTHLD serves as the advisor to United Mortgage Trust.

We had not recognized any revenue as of September 30, 2006 for the credit enhancement fee.

Off Balance Sheet Arrangements

On October 20, 2006, we entered into the UDF III Guarantee, effective as of September 1, 2006, which is more fully discussed in Subsequent Events, above.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from adverse changes in market prices, interest rates, foreign currency exchange rates, commodity prices and equity prices. A significant market risk to which we are exposed is interest rate risk, which is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make. Another significant market risk is the market price of finished lots. The market price of finished lots is driven by the demand for new single family homes and the supply of unsold homes and finished lots in a market. The change in one or both of these factors can have a material impact on the cash realized by our borrowers and resulting collectibility of our loans and interest.

Demand for our mortgage loans and the amount of interest we collect with respect to such loans depends on the ability of borrowers of real estate development loans to sell single-family lots acquired with the proceeds of the loans to homebuilders.

The single-family lot and residential homebuilding market is highly sensitive to changes in interest rate levels. As interest rates available to borrowers increase, demand for mortgage loans decreases, and vice versa. Housing demand is also adversely affected by increases in housing prices and unemployment and by decreases in the availability of mortgage financing. In addition, from time to time, there are various proposals for changes in the federal income tax laws, some of which would remove or limit the deduction for home mortgage interest. If effective mortgage interest rates increase and/or the ability or willingness of prospective buyers to purchase new homes is adversely affected, the demand for new homes may also be negatively affected. As a consequence, demand for and the performance of our real estate finance products may also be adversely impacted.

As of September 30, 2006, our mortgage notes receivables of approximately $3.5 million were all at fixed interest rates, and thus, such mortgage notes receivables are not subject to change in future earnings, fair values or cash flows.

Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the management of UMTHLD, our general partner, including its principal executive officer and principal financial officer, evaluated, as of September 30, 2006, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, the principal executive officer and the principal financial officer of our general partner concluded that our disclosure controls and procedures, as of September 30, 2006, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the principal executive officer and the principal financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls system are met, and an evaluation of controls can provide only reasonable assurance, and not absolute assurance, that all control issues and instances of fraud or error, if any, within a partnership have been detected.

There have been no significant changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subscription Agreement

Attached to this supplement is a revised form of subscription agreement (Exhibit C to the prospectus) for investors to use when subscribing to purchase our units of limited partnership interest. We have modified the subscription agreement to request additional information from investors that will assist us in administering the subscription process.

1  For example, the Office of Federal Housing Enterprise Oversight reports that the one year change in home prices from the second quarter of 2005 to the second quarter of 2006 was an average of 10.06% nationally, and Arizona experienced appreciation of 24.05%, Florida 21.28%, Oregon 19.47%, Washington 17.39%, Washington, D.C. 15.86%, Maryland 16.21%, Virginia 14.24% and California 14.35%. Texas experienced appreciation of 6.45% during this same period.

The Office of Federal Housing Enterprise Oversight reports that the one year change in home prices from the fourth quarter of 2004 to the fourth quarter of 2005 was an average of 12.95% nationally, and Arizona experienced appreciation of 34.90%, Nevada 18.02%, Florida 26.83%, Oregon 19.50%, Washington 18.42%, Washington, D.C. 21.98%, Maryland 21.48%, Virginia 19.66% and California 21.07%. Texas experienced appreciation of 5.49% during this same period.
2  The biggest declines in market volume have been occurring in areas that were the hottest in 2005 - California, Florida, Arizona, Nevada, Hawaii, Virginia, Maryland and Washington, D.C. There also are sizeable declines in Michigan where fundamental economic conditions are in serious decline.
3  In addition, sales of existing single-family homes in Texas were up 8.4% in the first quarter of 2006, as compared with the first quarter of 2005, while same-period sales declined an average of 2% nationally.

INDEX TO FINANCIAL STATEMENTS

Page
Balance Sheets as of September 30, 2006 (Unaudited) and December 31, 2005 (Audited)	F-2
Statements of Operations for the Three and Nine Months Ended September 30, 2006 and for the Period from June 13, 2005 (Inception) Through September 30, 2005 (Unaudited)	F-3
Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2006 (Unaudited) and for the Period from June 13, 2005 (Inception) Through December 31, 2005 (Audited)	F-4
Statements of Cash Flows for the Nine Months Ended September 30, 2006 and for the Period from June 13, 2005 (Inception) Through September 30, 2005 (Unaudited)	F-5
Notes to Financial Statements (Unaudited)	F-6

UNITED DEVELOPMENT FUNDING III, L.P.
BALANCE SHEETS
	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$28,793	$-
Restricted cash	178,200	-
Mortgage notes receivable	3,489,118	-
Partnership interests subscriptions receivable	100	1,000
Deferred offering costs	1,282,772	447,765
Other assets	211,507	-

Total assets	$5,190,490	$448,765

Liabilities and Partner’s Capital
Liabilities:
Accounts payable - related party	$19,504	$-
Accrued liabilities - related party	1,397,860	447,765
Escrow payable	178,200	-

Total liabilities	1,595,564	447,765

Commitments and contingencies	-	-

Partners’ Capital:
Limited partners’ capital: 17,500,000 unites authorized;
200,049 and zero units issued and outstanding at
September 30, 2006 and December 31, 2005, respectively	3,589,313	900
General partner’s capital	5,613	100

Total partners’ capital	3,594,926	1,000

Total liabilities and partners’ capital	$5,190,490	$448,765

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.
STATEMENTS OF OPERATIONS
(Unaudited)

			Period from
	Three Months	Nine Months	June 13, 2005 (Inception)
	Ended	Ended	Through
	September 30, 2006	September 30, 2006	September 30, 2005

Revenues:
Interest income	$79,929	$79,929	$-
Mortgage and transaction service revenues	19,465	19,465	-
Total revenue:	99,394	99,394	-

Expenses:
Placement fee - related party	$16,288	$16,288	-
General & administrative	15,625	16,147	-
	31,913	32,435	-

Net Income	$67,481	$66,959	$-

Earnings per unit, basic and diluted	$.57	$1.69	$-

Weighted average units outstanding	117, 858	39,573	-

Distributions declared per limited partner unit	$0.06	$0.06	$-

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.
STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
For the Nine Months Ended September 30, 2006 and the Period from June 13, 2005 (Inception) Through December 31, 2005

	General Partner’s Capital	Limited Partners’ Units	Limited Partners’ Capital	Total Partners’ Capital
Balance at June 13, 2005 (Inception)	$-	$-	$-	$-
Partnership interests subscriptions at Inception	100	-	900	1,000
Balance at December 31, 2005 (Audited)	100	-	900	1,000
Contributions, net of offering costs of $460,178	-	199,784	3,535,499	3,535,499
Redemption of initial limited partner’s interest	-	-	(900)	(900)
Distributions	(1,437)	-	(11,498)	(12,935)
Distribution reinvestment		265	5,303	5,303
Net income	6,950	-	60,009	66,959
Balance at September 30, 2006 (Unaudited)	$5,613	200,049	3,589,313	$3,594,926

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30, 2006	Period From June 13, 2005 (Inception) Through September 30, 2005
Operating Activities
Net income	$66,959	$-
Changes in operating assets and liabilities:
Other assets	(211,507)	-
Accounts payable - related party	19,504	-
Net cash used in operating activities	(125,044)	-

Investing Activities
Investment in mortgage notes receivable	(3,489,118)	-
Net cash used in investing activities	(3,489,118)	-

Financing Activities
Partnership interests subscriptions receivable	900	-
Limited partner contributions	3,995,678	-
Limited partner contributions	(7,096)	-
General partner distributions	(1,437)	-
Payments of offering costs	(460,178)	-
Payments of deferred offering costs	(835,007)	-
Accrued liabilities - related party	950,095	-

Net cash provided by financing activities	3,642,955	-

Net change in cash and cash equivalents	28,793	-
Cash and cash equivalents at beginning of period	-	-

Cash and cash equivalents at end of period	$28,793	$-

See accompanying notes to financial statements.

UNITED DEVELOPMENT FUNDING III, L.P.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

A. Nature of Business

United Development Funding III, L.P. (which may be referred to as the “Partnership,” “we,” “us,” or “our”) was organized on June 13, 2005 as a Delaware limited partnership. Our principal purpose is to originate, acquire, service, and otherwise manage, either alone or in association with others, a diversified portfolio of mortgage loans on real property (including mortgage loans that are not first in priority and participation interests in mortgage loans) and to issue or acquire an interest in credit enhancements to borrowers, such as guarantees or letters of credit. Our offices are located in Richardson, Texas.

Our general partner is UMTH Land Development, L.P. (“Land Development”). Land Development is responsible for our overall management, conduct and operation. Our general partner has authority to act on our behalf in all matters respecting us, our business and our property. The limited partners shall take no part in the management of our business or transact any business for us and shall have no power to sign or bind us; provided, however, that the limited partners, by a majority vote, and without the concurrence of the general partner, have the right to: (a) amend the partnership agreement, (b) dissolve the Partnership, (c) remove the general partner or any successor general partner, (d) elect a new general partner, and (e) approve or disapprove a transaction entailing the sale of all or substantially all of our real properties.

B. Basis of Presentation

The accompanying unaudited financial statements were prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with Regulation S-X. They do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, except as disclosed herein, there has been no material change to the information disclosed in the notes to the financial statements for the year ended December 31, 2005 included in our Registration Statement on Form S-11, as amended, as filed with the Securities and Exchange Commission. The interim unaudited financial statements should be read in conjunction with those financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, were made. Operating results for the three and nine months ended September 30, 2006 are not indicative of the results that may be expected for the year ended December 31, 2006.

C. Registration Statement

On May 15, 2006, our Registration Statement on Form S-11, covering a public offering of up to 12,500,000 units of limited partnership interest at a price of $20 per unit (the “Offering”), was declared effective under the Securities Act of 1933, as amended. The Registration Statement also covers up to 5,000,000 units of limited partnership interest to be issued pursuant to our distribution reinvestment plan for $20 per unit. Initial subscription payments were placed in an account held by the escrow agent and held in trust, pending release to us after we had received and accepted subscriptions for a minimum of $1.0 million. On July 3, 2006, we satisfied the escrow conditions in connection with the Offering. As a result, our initial public subscribers were accepted as limited partners and the subscription proceeds from such initial public subscribers were released to us from escrow. As of September 30, 2006, we had accepted subscriptions and issued 199,783.83 units of limited partnership interest to limited partners, with gross proceeds of approximately $4.0 million distributed to us, and we had issued 265.14 units of limited partnership interest in accordance with our distribution reinvestment plan.

D. Summary of Significant Accounting Policies

A summary of our significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Restricted Cash

Restricted cash includes monies held in escrow with respect to subscriptions for limited partnership units.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents reported on the balance sheet approximates fair value.

Mortgage Notes Receivables

Mortgage notes receivables are recorded at the lower of cost or estimated net realizable value. The mortgage investments are collateralized by land and related improvements of residential property owned by the borrowers and/or the ownership interests of the borrower. Currently, the mortgage notes receivables have a term ranging from 11 to 37 months. None of such mortgages are insured or guaranteed by a federally owned or guaranteed mortgage agency. We originate and/or acquire all mortgage notes receivables and intend to hold the mortgage notes receivables for the life of the notes.

Revenue Recognition

Interest income on the mortgage notes receivables is recognized over the life of the loan and recorded on the accrual basis. Income recognition is suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. As of September 30, 2006, we were accruing interest on all mortgage notes receivables.

We generate mortgage and transaction service revenues by originating and acquiring mortgage notes receivables. In accordance with Statement of Financial Accounting Standards (“SFAS”) 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, we defer recognition of income from nonrefundable commitment fees less direct processing and origination costs associated with mortgage notes receivables held by us and recognize income on a straight-line basis over the expected life of such notes. As of September 30, 2006, approximately $320,000 of net deferred fees have been offset against mortgage notes receivables.

Allowance for Loan Losses

Management monitors the delinquencies and defaults on the underlying mortgages and, if an impairment of the related mortgage loan is deemed to be other than temporary, the carrying value of the related mortgage loan will be reduced to fair value through a charge to the allowance for loan losses. No allowance for loans losses had been recorded as of September 30, 2006.

Cash Flow Distributions

Cash available for distributions are the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses, debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with the Offering). Our general partner receives a monthly distribution for promotional and carried interest (see Note E) from the cash available for distributions. Monthly distributions are currently paid to the limited partners as a 9.75% annualized return on a pro rata basis based on the number of days the limited partner has been invested in the Partnership. Retained earnings would contain a surplus if the cash available for distribution less the 9.5% reserve exceeded the monthly distributions to the general partner and limited partners. Retained earnings would contain a deficit if cash available for distributions less the 9.5% reserve is less than the monthly distributions to the general partner and limited partners. It is the intent of management to monitor and distribute such surplus on an annual basis. As of September 30, 2006, we had a $5,400 deficit in retained earnings, which is included in our limited partners’ capital account.

E. Related Party Transactions

Our general partner and certain of its affiliates receive fees in connection with the Offering and in connection with the acquisition and management of the assets and reimbursement of costs of the Partnership.

We commenced active operations after we satisfied the escrow condition in connection with the Offering on July 3, 2006. No fees or reimbursement of costs were paid to our general partner prior to July 3, 2006.

We have a related party payable to Land Development of approximately $1.3 million for costs paid by Land Development related to the Offering. Land Development receives 1.5% of the gross offering proceeds for reimbursement of organization and offering expenses.

Our general partner is paid 3% of the net offering proceeds for the acquisition and origination expenses associated with the origination and acquisition of mortgage notes receivables. Such costs are amortized into Placement fee - related party expense over the life of the mortgage note receivable.

We also reimburse our general partner 0.5% of the gross offering proceeds for expenses related to bona fide due diligence expense. Our general partner also receives reimbursement for certain personnel that are employed by an affiliate of our general partner for wholesaling services of up to 1% of the gross offering proceeds.

Land Development currently receives a promotional interest equal to 10% of cash available for distribution prior to the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions. Land Development also receives a carried interest which represents an equity interest in the Partnership to participate in all distributions, other than distributions attributable to our general partner’s promotional interest, of cash available for distribution and net proceeds from a capital transaction. The amount of the carried interest paid to Land Development is determined by the amount of gross offering proceeds available for investment in loans.

We pay a monthly mortgage servicing fee to our general partner equal to one twelfth of 0.25% of our aggregate outstanding mortgage notes receivables balance as of the last day of the month. Such fees are included in general and administrative expenses.

UMTH Funding Services, LP (“Funding Services”), an affiliate of our general partner, receives 0.8% of the gross offering proceeds as a marketing support fee.

The chart below summarizes the payment of related party fees and reimbursements associated with the Offering and origination and management of assets for the three months ended September 30, 2006:

Payee	Purpose	Three Months Ended September 30, 2006
Land Development
	Organizational & Offering Expenses	$ 60,000
	Due Diligence Fees	20,000
	Wholesaler Reimbursement	25,000
	Acquisition & Origination Expenses and Fees	103,100
	Promotional Interest	1,250
	Carried Interest	185
	Mortgage Servicing Fee	1,600
Funding Services
	Marketing Support Fee	32,000

Subsequent to September 30, 2006, we entered into a limited guaranty more fully discussed in Note H, Subsequent Events. The guaranty is effective as of September 1, 2006. In exchange for the guaranty, we receive a monthly fee from United Development Funding, LP, a Nevada limited partnership (“UDFLP”), for the credit enhancement more fully discussed in Note H, Subsequent Events. Beginning October 1, 2006, we will recognize income related to the credit enhancement fee.

F. Partner’s Capital

As of September 30, 2006, we had accepted subscriptions and issued 199,783.83 units of limited partnership interest pursuant to the Offering. Our first distribution was paid on September 11, 2006 to unit holders of record on July 31, 2006. Our first monthly limited partners’ distribution totaled $11,498, consisting of $6,195 paid in cash and $5,303 paid in 265.14 limited partnership units in accordance with our distribution reinvestment plan. The initial limited partner’s interest of $900 was automatically redeemed upon the admission of limited partners to the Partnership on July 3, 2006. Distributions to our general partner are more fully discussed in Note E.

G. Commitments and Contingencies

Other than the UDF III limited guaranty (see Note H), we have no contingencies. In terms of commitments, we have approximately $2.9 million of commitments to be funded under the terms of mortgage notes receivables as of September 30, 2006.

H. Subsequent Events

On October 3, 2006, we paid a monthly distribution to our limited partners as of August 31, 2006 totaling approximately $19,700, consisting of $11,900 paid in cash and $7,800 paid in limited partnership units. On November 1, 2006, approximately $1,900 was paid to our general partner for its promotional and carried interest. On November 6, 2006, we paid a monthly distribution totaling approximately $27,900 to our limited partners as of September 30, 2006, consisting of $19,000 paid in cash and $8,900 paid in limited partnership units. No accrual was made as of September 30, 2006, as the distributions had not been declared.

On October 20, 2006, we entered into a limited guaranty, effective as of September 1, 2006, for the benefit of United Mortgage Trust, a real estate investment trust organized under the laws of the state of Maryland, or its permitted successors and assigns (the “UDF III Guarantee”), and entered into a letter agreement with respect to a credit enhancement fee related to the UDF III Guarantee by and between UDFLP and us (the “UDF III Credit Enhancement Fee Agreement”). Pursuant to the UDF III Guarantee, we have guaranteed the repayment of an amount up to $30 million with respect to that certain Second Amended and Restated Secured Line of Credit Promissory Note between United Mortgage Trust and UDFLP. In exchange for that guarantee, and pursuant to the UDF III Credit Enhancement Fee Agreement, UDFLP will pay us each month in arrears an amount equal to one-quarter of one percent (0.0025%) of the maximum liability amount. The maximum liability amount is equal to the maximum amount of our exposure pursuant to the UDF III Guarantee; provided, that (i) on or before December 31, 2006, in no event shall the maximum liability amount for the purposes of the payment of the credit enhancement fee be less than $5 million, and (ii) if the amount of net proceeds raised by us in connection with our public offering of limited partnership interests exceeds $5 million on the date of calculation, then the maximum liability amount for the purposes of the payment of the credit enhancement fee shall not exceed the amount of net proceeds so raised by us through such date. In addition, our guarantee is reduced $1.00 for every $1.00 by which the total partners’ equity in UDFLP exceeds $30 million. As of September 30, 2006, UDFLP total partners’ equity was $32,491,568; thus the exposure under the UDF III Guaranty as of September 30, 2006 was $27,508,432.

An affiliate of Land Development serves as the advisor to United Mortgage Trust.

Beginning October 1, 2006, we will recognize income related to the credit enhancement fee.

EXHIBIT C

United Development Funding III, L.P.
Subscription Agreement

See pages 7 through 8 for instructions.

Total Invested: $ ______________________	Total Units: _______________	State in Which Sale Is Made: ________
($20 per unit)

☐ Registered Investment Advisor (RIA) and Wrap Fee Representation. Please check the box if this investment is made through an RIA charging no commissions on this sale or otherwise is made pursuant to a wrap fee or other asset fee arrangement with the Investor listed below and as a result no commissions shall be paid to the participating RIA or broker.

THIS SUBSCRIPTION AGREEMENT is made and entered into between United Development Funding III, L.P., a Delaware limited partnership (the “Fund”), and the investor(s) whose signature appears below (collectively or individually, the “Investor”).

1. Purchase Information and Payment Instructions.

☐	Initial Investment (Minimum $3,000 for purchases through IRA or other qualified account and $5,000 for other purchases)

☐ Additional Investment (Minimum $1,000)

Investor is subscribing to acquire, upon the terms and conditions set forth in this Subscription Agreement, the number of units of limited partnership interest of the Fund (the “Units”) as set forth above upon payment for such Units. For custodial accounts, such as IRAs and other qualified plans, checks should be made payable to the custodian and sent, with a completed copy of the Subscription Agreement, directly to the custodian who will forward them as instructed below. For all other investments, checks should be made payable to “United Development Funding III, L.P.” For non-custodial accounts, send the completed Subscription Agreement and check to:

United Development Funding III, L.P. Investor Services
1702 N. Collins Blvd., Suite 100, Richardson, Texas 75080
(800) 859-9338

Checks made payable to the Fund will be deposited upon receipt. However, you will not be admitted as a limited partner of the Fund until this Subscription Agreement has been accepted and countersigned by the Fund. The Fund may reject any subscription, in whole or in part, in its sole discretion. Subscriptions will be accepted or rejected within 30 days of their receipt. The Fund will accept groups of subscriptions on an orderly basis no less frequently than monthly, and if your subscription is accepted, you will be admitted as a limited partner of the Fund not later than the last day of the calendar month following the date your subscription was accepted. If the Fund rejects your subscription, the purchase price will be returned to you within 10 business days after the rejection of your subscription. If you provide payment that in the aggregate differs from the payment required to purchase the number of Units indicated above or if your calculations of the Units to be purchased with the amount actually submitted is incorrect, your subscription will be automatically deemed a subscription for the maximum number of Units that may be purchased for such amount.

2. Type of Ownership. (Note: Complete either column A or B below, but not both.)

A. Non-Custodial Ownership
☐	Individual Ownership— One signature required.
☐	Joint Tenants with Right of Survivorship— All parties must sign.
☐	Community Property— All parties must sign.
☐	Tenants in Common— All parties must sign.
☐	Corporate Ownership— Authorized signature required. Include copy of corporate resolution.
☐	Partnership Ownership— Authorized signature required. Include copy of partnership agreement.
☐	Uniform Gift to Minors Act— Owner and custodian signature required.
State of ______ , Custodian for ____________
☐	Estate— Personal representative signature required.
Name of Executor: _______________________________________
Include a copy of the court appointment.
☐	Qualified Pension Plan (Non-custodian)*
Include a copy of the first and last page of the plan.
Name of Trustee: ________________________________________
☐	Trust
Include a copy of the first and last page of the trust.
Name of Trustee: ________________________________________
☐	Other (Specify): ________________________________________

B. Custodial Ownership*
☐	Traditional IRA— Owner and custodian signature required.
☐	Roth IRA— Owner and custodian signature required.
☐	KEOGH Plan— Owner and custodian signature required.
☐	Simplified Employee Pension/Trust (SEP)
☐	Pension or Profit Sharing Plan— Owner and custodian signature required.
☐	Other (Specify)
_______________________________________________________
_______________________________________________________
_______________________________________________________
Name of Custodian, Trustee or other Administrator
_______________________________________________________
Mailing Address
_______________________________________________________
City State Zip
_______________________________________________________
Custodian Tax ID #
_______________________________________________________
Custodian Account #
_______________________________________________________
Custodian Telephone #
_______________________________________________________

* See “Investment by Tax-Exempt Entities and ERISA Considerations” in the Fund’s prospectus, as supplemented to date (the “Prospectus”) for a discussion of risks related to an investment in Units by certain tax-exempt or tax-deferred plans.

3. Registration Name and Address. Please print name(s) in which Units are to be registered.

Name of Owner	Taxpayer Identification/Social Security Number

Name of Joint Owner (if applicable)	Taxpayer Identification/Social Security Number

Street Address or P.O. Box

City		State	Zip Code

Home Telephone No.		Business Telephone No
	( )		( )

Email Address (Optional)		Country of Citizenship

4. Distributions. (Please check one box in either section A or B, depending on the registration type. Please note that all custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian. Please note that if you elect to participate in the distribution reinvestment plan, the Fund will pay commissions to the broker-dealer identified in this Subscription Agreement, as described in the Prospectus.)

A. Non-Custodial Registration

☐  I elect to participate in the distribution reinvestment plan of the Fund.

☐  I prefer distributions be paid to me at my address listed under Section 3.

☐  I prefer distributions to be deposited directly into the following account: ____ Checking ____ Savings.

Please enclose a voided check. By enclosing a voided check, you authorize the Fund to make electronic deposits to the designated checking or savings account. This authority is to remain in force until the Fund has received written notification of its termination at such time and in such manner as to give the Fund reasonable time to act. In the event that the Fund deposits funds erroneously into the account, it is authorized to debit the account for the amount of the erroneous deposit.

☐  I prefer to direct distributions (for non-custodial accounts) to a party other than the registered owner per the following instructions:

Name of Institution		Account Number

ABA Routing Number	Name on Account

Street Address or P.O. Box

City		State	Zip Code

B. Custodial Registration

☐  I elect to participate in the distribution reinvestment plan of the Fund.

☐  I prefer for distributions to be sent to the custodian for the benefit of the Investor.

5. Subscriber Signatures. Please carefully read and separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

In order to induce the Fund to accept this subscription, I hereby represent and warrant as follows:

		Owner	Joint Owner
(a)	I have received the Prospectus for the Fund, and I accept and agree to be bound by the terms and conditions of the organizational documents of the Fund.	__________ Initials	___________ Initials

(b)
I have (i) a net worth (exclusive of home, furnishings and automobiles) of $250,000 or more; or (ii) a net worth (exclusive of home, furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I will have during the current tax year a minimum of $70,000 annual gross income, or that I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”
		__________ Initials	___________ Initials

(c)	If I am a California, Iowa, Kansas, Missouri, Nebraska, New Jersey or Ohio resident, this investment does not exceed 10% of my liquid net worth, as set forth in the Prospectus.	__________ Initials	___________ Initials

(d)	I am purchasing the Units for my own account, and I acknowledge that there is no public market for this investment.	__________ Initials	___________ Initials

(e)	I am not an Unacceptable Investor, as such term is defined in the Prospectus under “Suitability Standards — Restrictions Imposed by the USA PATRIOT Act and Related Acts.”	__________ Initials	___________ Initials

(f)	I am able to withstand a loss of my investment.	__________ Initials	___________ Initials

I declare that the information supplied above is true and correct and may be relied upon by the Fund in connection with my investment in the Fund. Under penalties of perjury, by signing this Subscription Agreement, I hereby certify that (a) I have provided herein my correct Taxpayer Identification Number, (b) I am not subject to back-up withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to back-up withholding and (c) except as otherwise expressly indicated above, I am a U.S. person (including a U.S. resident alien). The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

YOU DO NOT WAIVE ANY RIGHTS YOU MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS AGREEMENT. A SALE OF UNITS MAY NOT BE COMPLETED UNTIL YOU HAVE BEEN IN RECEIPT OF THE PROSPECTUS (AT LEAST FIVE BUSINESS DAYS).
__________________________	___________________________________________________________________	________
Signature of Investor or Trustee	Signature of Joint Owner, Trustee or Custodian, if applicable	Date

6. Financial Advisor. (TO BE COMPLETED BY BROKER-DEALER OR AUTHORIZED REPRESENTATIVE)

The undersigned broker-dealer or authorized representative warrants that it is a duly licensed broker-dealer (or non-commission based financial advisor) and may lawfully offer the Units in the state designated as the Investor’s address or the state in which the sale is to be made, if different. The broker-dealer or authorized representative warrants that he or she has (a) reasonable grounds to believe this investment is suitable for the Investor as defined by Rule 2310 of the NASD Conduct Rules, (b) informed the Investor of all aspects of liquidity and marketability of this investment as required by Rule 2810 of the NASD Conduct Rules, (c) delivered the Prospectus to the Investor the requisite number of days prior to the date that the Investor will deliver this Subscription Agreement to the Fund as specified under the laws of the Investor’s state of residence, (d) verified the identity of the Investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (e) verified that the Investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker-Dealer Name		Telephone No.	( )
Street Address or
P.O. Box

City	State	Zip Code

Account Number

Representative Name		Telephone No.	( )
Street Address or P.O. Box

City	State	Zip Code

Email Address (please provide if you would like to receive confirmation of receipt via email)

____________________________________________________	_______________________________________________
Financial Advisor Signature	Date

If you need additional assistance in completing this Subscription Agreement, please call United
Development Funding III, L.P. Investor Services at (800) 859-9338

For Internal Use Only
Accepted by: ____________________________	Date: _____________	Amount: __________	Check No.: __________

SPECIAL NOTICE FOR CALIFORNIA RESIDENTS ONLY:

CONDITIONS RESTRICTING TRANSFER OF UNITS

260.141.11 Restrictions on Transfer.

(a)  The issuer of any security upon which a restriction on transfer has been imposed pursuant to Sections 260.102.6, 260.141.10 or 260.534 of the Rules (the “Rules”) adopted under the California Corporate Securities Law (the “Code”) shall cause a copy of this section to be delivered to each issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee.

(b)  It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of the Rules), except:

(1) to the issuer;

(2) pursuant to the order or process of any court;

(3) to any person described in subdivision (i) of Section 25102 of the Code or Section 260.105.14 of the Rules;

(4) to the transferor’s ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor’s ancestors, descendants or spouse; or to a transferee by a trustee or custodian for the account of the transferee or the transferee’s ancestors, descendants or spouse;

(5) to holders of securities of the same class of the same issuer;

(6) by way of gift or donation inter vivos or on death;

(7) by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities laws of the foreign state, territory or country concerned;

(8) to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or selling group;

(9) if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner’s written consent is obtained or under this rule not required;

(10) by way of a sale qualified under Sections 25111, 25112, 25113 or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

(11) by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation;

(12) by way of an exchange qualified under Section 25111, 25112 or 25113 of the Code provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

(13) between residents of foreign states, territories or countries who are neither domiciled or actually present in this state;

(14) to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state;

(15) by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the unclaimed property law of another state if, in either such case, such person (1) discloses to potential purchasers at the sale that transfer of the securities is restricted under this rule, (2) delivers to each purchaser a copy of this rule, and (3) advises the Commissioner of the name of each purchaser;

(16) by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities; or

(17) by way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 25110 of the Code but exempt from that qualification requirement by subdivision (f) of Section 25102; provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c)  The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

“IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER’S RULES.”

INSTRUCTIONS FOR
UNITED DEVELOPMENT FUNDING III, L.P.
SUBSCRIPTION AGREEMENT

Please follow these instructions carefully for each section. Failure to do so may result in the rejection of your subscription. All information in the Subscription Agreement should be completed as follows:

Registered Investment Advisor (RIA) and Wrap Fee Representation.

• Please check the box to indicate if the subscription was solicited or recommended by a Registered Investment Advisor or other wrap fee representative.

Purchase Information and Payment Instructions. (Section 1 of Subscription Agreement)

• You must purchase at least 150 units (for $3,000) if you are purchasing through an individual retirement account or other qualified account. If you are not purchasing through a qualified account, you must purchase at least 250 units (for $5,000). Please indicate the number of units to be purchased and the purchase price for those units.

• Units may be purchased only by persons meeting the standards set forth under the section of the Prospectus entitled “Suitability Standards.”

• Please indicate the state in which the sale is to be made at the top of the Subscription Agreement.

Type of Ownership. (Section 2 of Subscription Agreement)

• Please check the appropriate box to indicate the type of entity or type of individuals subscribing.

Registration Name and Address. (Section 3 of Subscription Agreement)

• Please enter the exact name in which the Units are to be held.

• For joint tenants with right of survivorship or tenants in common, include the names of both investors.

• In the case of partnerships or corporations, include the name of an individual to whom correspondence will be addressed.

• Trusts should include the name of the trustee (include a copy of the trust agreement).

• All investors must complete the space provided for taxpayer identification number or social security number. In the case of a qualified plan or trust, enter both the investor’s social security number (for identification purposes) and the custodian or trustee’s taxpayer identification number (for tax purposes).

• By signing the Subscription Agreement, the investor is certifying that this number is correct.

• Enter the mailing address and telephone numbers of the registered owner of this investment. In the case of a qualified plan or trust, this will be the address of the custodian or trustee.

Distributions. (Section 4 of Subscription Agreement)

• Each investor who elects to have distributions reinvested agrees to notify the Fund and the broker-dealer named in the Subscription Agreement in writing if at any time he or she fails to meet the applicable suitability standards or he or she is unable to make any other representations and warranties as set forth in the Prospectus or Subscription Agreement.

• If cash distributions are to be sent to an address other than that provided in Section 3 (i.e., a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address and a voided check. For custodial accounts, distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.

• The investor acknowledges that the broker-dealer named in the Subscription Agreement may receive commissions not to exceed 1.0% of reinvested distributions, less any discounts authorized by the Prospectus, unless the investor instructs otherwise in writing.

Subscriber Signatures. (Section 5 of Subscription Agreement)

• Please separately initial each representation where indicated.

• If title is to be held jointly, all parties must date and sign this Section as follows:

• Individual: One signature required.

• Joint Tenants with Right of Survivorship: All parties must sign.

• Tenants in Common: All parties must sign.

• Community Property: All parties must sign.

• Pension or Profit-Sharing Plans: The trustee signs the Signature Page.

• Trust: The trustee signs. Provide the name of the trust, the name of the trustee and the name of the beneficiary (include a copy of the trust agreement).

• Partnership: Identify whether the entity is a general or limited partnership. The general partners must be identified and each must sign. In the case of an investment by a general partnership, all partners must sign (unless a “managing partner” has been designated for the partnership, in which case he or she may sign on behalf of the partnership if a certified copy of the document granting him authority to invest on behalf of the partnership is submitted).

• Corporation: The Subscription Agreement must be accompanied by (1) a certified copy of the resolution of your board of directors designating the officer(s) of the corporation authorized to sign on behalf of the corporation and (2) a certified copy of the Board’s resolution authorizing the investment.

• IRA and IRA Rollovers: Requires signature of authorized signer (e.g., an officer) of the bank, trust company, or other fiduciary. The address of the trustee must be provided in order for the trustee to receive checks and other pertinent information regarding the investment.

• Keogh (HR 10): Same rules as those applicable to IRAs.

• Uniform Gift to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA): The required signature is that of the custodian, not of the parent (unless the parent has been designated as the custodian). Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the gift is being made.

PLEASE NOTE THAT SIGNATURES DO NOT HAVE TO BE NOTARIZED.

Financial Advisor. (Section 6 of Subscription Agreement)

• This Section is to be completed by the investor’s financial advisor. Please complete all financial advisor information contained in Section 6 of the Subscription Agreement, including suitability certification.

• Include documentation completed by the broker-dealer that the investor(s) and registered owner(s) do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions. This could include a screen print from the NASD Anti-Money Laundering web site if an electronic check is performed, a signed attestation from the person performing a manual check if this method is used, or a screen-print and written attestation if some other database is used.

Only original, completed copies of Subscription Agreements can be accepted. Photocopied or otherwise duplicated Subscription Agreements cannot be accepted by the Fund.

IF YOU NEED FURTHER ASSISTANCE IN COMPLETING THE SUBSCRIPTION
AGREEMENT, PLEASE CALL UNITED DEVELOPMENT FUNDING III, L.P.
INVESTOR SERVICES AT (800) 859-9338.